99.17

CONSENT OF CHRIS BOSTWICK

I hereby consent to the use of my name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the Annual Report on Form 40-F of AuRico Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

1. Information relating to the mineral reserve calculations for the Young Davidson deposit;
2. Information relating to the mineral reserve calculations for the Fosterville gold mine;
3. Information relating to the mineral resource calculations for the GyC property; and
4. The annual information form of the Company dated March 23, 2012, which includes reference to the undersigned's name in connection with information relating to the Young Davidson deposit, the Fosterville gold mine and the GyC property and the properties described therein.

By: Chris Bostwick, FAusIMM
Title: SVP, Technical Services
Company: AuRico Gold Inc.

Date: March 28, 2012